

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Alec Oxenford
Chief Executive Officer
Alpha Capital Acquisition Co
1230 Avenue of the Americas, 16 Fl.
New York, NY 10020

     Re: Alpha Capital Acquisition Co
          Amendment No. 1 to Registration Statement on Form S-1
          File No. 333-252596
          Filed February 10, 2021

Dear Mr. Oxenford:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed February 10, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.   The first paragraph of your independent audit report indicates that an audit was performed on the balance sheet as of December 31, 2020 while the final sentence of the first paragraph presents an opinion on the financial position as of December 10, 2020. Please request that your auditor provide an opinion that is consistent with the audited information included in the filing.

Notes to the Financial Statements
Note 8 - Subsequent Events, page F-15

2.   Your disclosure indicates that you evaluated subsequent events and transactions that occurred after the balance sheet date up to January 29, 2021, the date that the financial

statements were available to be issued. Please tell us how you determined the financial statements were available to be issued on January 29, 2021 considering the audit report is dated February 9, 2021 or amend your filing to revise the subsequent event footnote disclosure.

You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Derek Dostal